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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               (Amendment No. 18)

                         ------------------------------

                              TELECOM ITALIA S.P.A.
                                (Name of Issuer)


ORDINARY SHARES OF EURO 0.55 PAR VALUE EACH                        87927W10
     (Title of class of securities)                             (CUSIP number)


                           ALEXANDER ROSENZWEIG, ESQ.
                     VICE PRESIDENT AND CHIEF LEGAL OFFICER
                           PIRELLI NORTH AMERICA, INC.
                              246 STONERIDGE DRIVE
                                    SUITE 400
                         COLUMBIA, SOUTH CAROLINA 29210
                                 (803) 951-1040

                                 WITH A COPY TO:

                              ELLEN J. ODONER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                   MAY 9, 2003
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

           Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

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

-----------------------------------------------------------------------                ---------------------------------------------
CUSIP No.  87927W10                                                          13D                           Page 2 of 6
-----------------------------------------------------------------------                ---------------------------------------------
----------------------------     ---------------------------------------------------------------------------------------------------
             1                   NAME OF REPORTING PERSON                                 PIRELLI S.p.A.
                                 I.R.S. IDENTIFICATION NO. Not Applicable OF
                                 ABOVE PERSON
----------------------------     ---------------------------------------------------------------------------------------------------
             2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (a) [X]
                                                                                                                   (b) [ ]
----------------------------     ---------------------------------------------------------------------------------------------------
             3                   SEC USE ONLY
----------------------------     ---------------------------------------------------------------------------------------------------
             4                   SOURCE OF FUNDS:                                                             BK, WC
----------------------------     ---------------------------------------------------------------------------------------------------
             5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
                                                                                                                         [ ]
----------------------------     ---------------------------------------------------------------------------------------------------
             6                   CITIZENSHIP OR PLACE OF ORGANIZATION:                                             Italy
----------------------------     ---------------------------------------------------------------------------------------------------
                                           7                SOLE VOTING POWER:                                    0
          NUMBER OF
           SHARES

        BENEFICIALLY
          OWNED BY

            EACH
          REPORTING

         PERSON WITH
                                 ----------------------     ------------------------------------------------------------------------
                                           8                SHARED VOTING POWER:                            2,891,656,682
                                                                                                            (See Item 5)
                                 ----------------------     ------------------------------------------------------------------------
                                           9                SOLE DISPOSITIVE POWER:                               0

                                 ----------------------     ------------------------------------------------------------------------
                                          10                SHARED DISPOSITIVE POWER:                       2,891,656,682
                                                                                                            (See Item 5)
----------------------------     ---------------------------------------------------------------------------------------------------
            11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   2,891,656,682
                                                                                                            (See Item 5)
----------------------------     ---------------------------------------------------------------------------------------------------
            12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                   [ ]
----------------------------     ---------------------------------------------------------------------------------------------------
            13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                           54.96%
                                                                                                             (See Item 5)
----------------------------     ---------------------------------------------------------------------------------------------------
            14                   TYPE OF REPORTING PERSON:                                       CO
----------------------------     ---------------------------------------------------------------------------------------------------




                                       2

-----------------------------------------------------------------------                ---------------------------------------------
CUSIP No.  87927W10                                                          13D                           Page 3 of 6
-----------------------------------------------------------------------                ---------------------------------------------

----------------------------     ---------------------------------------------------------------------------------------------------
             1                   NAME OF REPORTING PERSON                                 Olimpia S.p.A.
                                 I.R.S. IDENTIFICATION NO. Not Applicable OF
                                 ABOVE PERSON
----------------------------     ---------------------------------------------------------------------------------------------------
             2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                               (a) [X]
                                                                                                                 (b) [ ]
----------------------------     ---------------------------------------------------------------------------------------------------
             3                   SEC USE ONLY
----------------------------     ---------------------------------------------------------------------------------------------------
             4                   SOURCE OF FUNDS:                                                             WC
----------------------------     ---------------------------------------------------------------------------------------------------
             5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
                                                                                                                           [ ]
----------------------------     ---------------------------------------------------------------------------------------------------
             6                   CITIZENSHIP OR PLACE OF ORGANIZATION:                                             Italy
----------------------------     ---------------------------------------------------------------------------------------------------
                                           7                SOLE VOTING POWER:                                       0
          NUMBER OF
           SHARES

        BENEFICIALLY
          OWNED BY

            EACH
          REPORTING

         PERSON WITH
                                 ----------------------     ------------------------------------------------------------------------
                                           8                SHARED VOTING POWER:                                See Item 5

                                 ----------------------     ------------------------------------------------------------------------
                                           9                SOLE DISPOSITIVE POWER:                                 0

                                 ----------------------     ------------------------------------------------------------------------
                                          10                SHARED DISPOSITIVE POWER:                           See Item 5

----------------------------     ---------------------------------------------------------------------------------------------------
            11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                       See Item 5
----------------------------     ---------------------------------------------------------------------------------------------------
            12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                        [ ]
----------------------------     ---------------------------------------------------------------------------------------------------
            13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                            See Item 5
----------------------------     ---------------------------------------------------------------------------------------------------
            14                   TYPE OF REPORTING PERSON:                                       CO
----------------------------     ---------------------------------------------------------------------------------------------------


                     This Amendment No. 18 amends the Statement on Schedule 13D dated August 9, 2001, as amended (as previously amended, the "Statement on Schedule 13D"), filed by Pirelli S.p.A., a company incorporated under the laws of the Republic of Italy ("Pirelli"), and, commencing with Amendment No. 1 thereto, Olimpia S.p.A., a company incorporated under the laws of the Republic of Italy (the "Purchaser" or "Olimpia"), with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

                     Pirelli, Olimpia, Edizione Holding and Edizione Finance (as defined below), UCI, BCI and, as discussed in Items 4 and 6 of Amendment No. 14 to the Statement on Schedule 13D, Hopa are members of a group with respect to the Telecom Italia Shares. This Amendment constitutes a separate filing on
Schedule 13D by Pirelli and Olimpia in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934. Pirelli and Olimpia are responsible solely for the information contained in their separate filing, except that information contained in the Statement on Schedule 13D concerning any director or officer of Olimpia nominated by Edizione Holding, UCI, BCI or Hopa has been provided by the nominating person.

ITEM 2.  IDENTITY AND BACKGROUND

The Merger (as that term is defined in Item 4 of Amendment No. 14 to the Statement on Schedule 13D) became effective on May 9, 2003, pursuant to a deed of merger which was executed by Olimpia and Holy on May 5, 2003. As a result of the Merger (and as reported in Amendments Nos. 14 and 17 to the Statement on Schedule 13D), the share capital of Olimpia is held by Pirelli, Edizione Finance, Hopa, UCI and BCI in the following respective proportions: 50.4%, 16.8%, 16%, 8.4% and 8.4%. A copy of a press release issued by Olimpia concerning the Merger is filed as Exhibit 45.

Pursuant to the Hopa Agreement, Hopa has nominated Mr. Emilio Gnutti to serve on the Board of Directors of Olimpia. Mr. Gnutti's appointment as a director of Olimpia was approved by a shareholders' meeting of Olimpia held on May 5, 2003, and became effective as of that date. Information as to Mr. Gnutti will be filed by amendment.

On May 5, 2003, a shareholders' meeting of Pirelli resolved to approve the Pirelli Merger (as that term is defined in Amendment No. 16 to the Statement on Schedule 13D). A copy of a press release issued by Pirelli concerning the approval of the Pirelli Merger is filed as Exhibit 46. A shareholders' meeting of Pirelli & C. held on May 7, 2003 also resolved to approve the Pirelli Merger.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

As a result of the Merger, Olimpia's holding of Olivetti Shares increased by 99,941,661, and its proportional holding of the total number of Olivetti Shares reported to be outstanding has consequently increased from 27.4% to 28.5%. Olimpia also acquired an additional 163,558,339 Olivetti Convertible Bonds as a result of the Merger.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

45. Press release of Olimpia S.p.A., dated as of May 5, 2003 [English translation]

46.       Press release of Pirelli S.p.A., dated as of May 5, 2003

                                   SIGNATURES

                     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.



Date:      May 12, 2003

                                       PIRELLI S.p.A.

                                       By: /s/ Anna Chiara Svelto
                                           ------------------------------------
                                           Name: Anna Chiara Svelto
                                           Title: Attorney-in-fact





                                       OLIMPIA S.p.A.

                                       By: /s/ Luciano Gobbi
                                           ------------------------------------
                                           Name: Luciano Gobbi
                                           Title: Director and Attorney-in-fact

                                  EXHIBIT INDEX


Exhibit No.

    45. Press release of Olimpia S.p.A., dated as of May 5, 2003 [English translation]

    46.        Press release of Pirelli S.p.A., dated as of May 5, 2003






















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